Exhibit 99.2 Galapagos and Gilead Enter into Binding Agreement to Collaborate on Advancing First in Class T Cell Engager Program for Autoimmune Diseases Conference Call March 31, 2026

Forward-Looking Statements This presentation contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, statements regarding our business development strategy, including the collaboration agreement between us and Gilead, and the expected benefits of such collaboration; statements regarding the proposed acquisition by Gilead of Ouro Medicines; and statements relating to the expected benefits and potential of gamgertamig and BCMA-targeted T cell engagers; statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that the potential acquisition by Gilead of Ouro Medicines is not consummated in the expected timing and terms, or at all; the risk that we are not able to realize the benefits of our collaboration with Gilead the risk that our financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized); the risk that we will not be able to execute on our currently contemplated business plan or strategy and/or will revise our business plan or strategy; risks related to our ability to successfully identify, pursue and consummate new transformational business development transactions, including our ability to identify product candidates that will have commercial success and/or be profitable; the risk that the commercial potential of OM336 (gamgertamig) proves to be inaccurate; the impact of this press release on our business relationships, employee retention and hiring, and stock price; the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements; risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partner Gilead); and the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

Q3 Results 2020 Galapagos Participants Henry Gosebruch Aaron Cox Eric Hedrick, MD Chief Executive Officer and Chief Financial Officer Head of Clinical Evaluation Executive Director Dan Grossman, PhD Sherri Spear Sooin Kwon Chief Business Officer Chief Strategy Officer Head of Investor Relations | 3

Galapagos and Gilead Collaboration Agreement A strategic collaboration to advance Ouro’s pipeline, with a new structure delivering improved Galapagos financial terms & flexibility • Galapagos and Gilead will partner on a strategic collaboration related to the acquisition of Ouro Medicines • The collaboration centers on gamgertamig, a BCMAxCD3 T-cell engager for autoimmune diseases, with multi-$B revenue potential, currently in Phase 1b dose-ranging studies and expected to enter registrational studies as early as 2027 • Galapagos and Gilead will split upfront $1.675B and milestone payments up to $500M equally between the two companies • Galapagos and Gilead will collaborate on development of gamgertamig, with Galapagos responsible for development costs through initiation of registrational studies, after which development costs will be shared equally. 1 Galapagos is eligible for up to $100M in development milestones for certain other indications • Galapagos will gain a preclinical portfolio of three additional autoimmune focused programs originally from Ouro, with an opt-in for Gilead for a 50/50 profit split at proof-of-concept for $75 million per program. 2 • Gilead will retain sole worldwide commercialization rights and pay all related costs outside of Greater China , and Galapagos will receive royalties of 20%–23%. 3 • The proposed arrangements will amend the existing collaboration terms with Gilead to designate an additional $500 million of Galapagos’ cash available for R&D or strategic transactions outside of Gilead partnerships, including up to $150 million for potential return of capital 1. Certain indications other than autoimmune hemolytic anemia (AIHA), immune thrombocytopenia purpura (ITP) and pemphigus vulgaris (PV) 2. “Greater China” refers to territories in which Keymed retains commercialization rights 3. Option, License and Collaboration Agreement OLCA between Galapagos and Gilead entered into in 2019

A Major Step Forward in Our Transformation Formalized collaboration with Gilead on gamgertamig and other Ouro programs Compelling Attractive Enhanced strategic rationale financial terms future flexibility • Brings a potential first and best-in-• Eligible for significant milestones and • Majority of Galapagos cash remains class asset with a differentiated royalties from Gilead available for future opportunities, profile in a range of high-unmet need beyond Ouro • Attractive risk-adjusted return on disease states investment • $500 million cash available for R&D • Meaningfully de-risked asset or strategic transactions • Potentially significantly higher Gilead expected to enter registrational independent of Gilead contribution ($1B+) versus legacy studies in orphan indications as early OLCA• Includes $150 million available for as 2027 potential capital return to • Operational de-risking with Gilead’s 1 • Brings proven drug development shareholders late-stage development and team to strengthen Galapagos commercial expertise capabilities • Adds attractive early pipeline beyond gamgertamig, with Gilead opt-in for 50/50 profit split post PoC In summary: A transaction that meets our strategic and financial criteria OLCA: Option, License and Collaboration Agreement, PoC: proof-of-concept 1. Capital return not committed at this time, subject to restrictions including shareholder approval and availability of distributable reserves

Path to a Groundbreaking Opportunity Most attractive opportunity to date, from a rich and robust BD funnel Flow of new opportunities (last 6 months) Pre-Summer 2025 Fall 2025 Jan 2026 Pre-existing management Three-way confidentiality First engagement & relationships agreement signed review of confidential info Identification / Triaging (300+) Jan 2026 Feb 2026 Mar 2026 Pre-CDA Review (75-100) Initial Galapagos-Gilead First Galapagos acquisition offer, Flip to Gilead as acquirer, negotiations Ouro launches sales process Galapagos to contribute 50% Confidential Review (25-30) Due Diligence Mar 23, 2026 Mar 31, 2026 Q2 2026 Gilead announces Ouro Galapagos and Gilead confirm Expected closing of acquisition acquisition, with intent to collaboration agreement and start of collaboration partner with Galapagos BD: business development, CDA: Confidential Disclosure Agreement

Agreement Meets Our Strategic Objectives Focus on Immunology & Oncology therapeutic areas Seek clinically meaningfully de-risked opportunities Leverage Gilead capabilities to create outsized value Find long-term, value-accretive strategic transactions Bring growth-enabling capabilities into Galapagos Opens door to future strategic transactions independent of Gilead Unlock opportunity for potential return of capital to shareholders Conserve majority of our capital for future opportunities | 7

Gamgertamig Represents a Potential First-in-Class, Best-in-Class Immune Reset Therapy

Best-in-class opportunity

- **Superior potency** compared to other BCMA TCEs
- **SQ administration** tested in all clinical studies
- **Detuned CD3: Significantly lower cytokine release** vs other BCMA-directed TCEs

Compelling clinical data

- **>60 patients** with autoimmune diseases treated to date, across **5 indications**
- **Clinical PoC achieved**
  - Durable complete remissions
  - Minimal CRS
  - Consistent profile across indications and therapeutic areas

First-in-class advantage

- Expect completion of **dose ranging in 2026**
- Poised for **initiation** of **registrational studies as early as 2027**
- **Fast Track and Orphan Drug Designation** in the U.S. for **AIHA and ITP**

Pipeline-in-a-product

- **Initial focus on AIHA, ITP, PV**
- **>20 autoimmune diseases** driven by pathogenic B cells and plasma cells

Galapagos reviewed data over 60 patients across studies and expect steady flow of clinical data release throughout 2026

Galápagos

AIHA: autoimmune hemolytic anemia, CRS: cytokine release syndrome, ICAN: , immune effector cell-associated neurotoxicity syndrome, ITP: immune thrombocytopenia purpura, PoC: proof-of-concept, PV: pemphigus vulgaris, SQ: subcutaneous, TCE: T cell engager.

Autoreactive B Cells and Plasma Cells Contribute to Autoimmune Disease Pathogenesis: Implications for Immune Reset Therapies Source: Ouro company material. GM-CSF: granulocyte-macrophage colony-stimulating factor, IL-6: interleukin 6, NK: natural killer cell, TNF: tumor necrosis factor

BCMA is Expressed in All Autoreactive Immune Cell Populations Plasma Cells Source: Kuter, David et al., Blood Reviews, 2026 IgG: immunoglobulin G, IgM: immunoglobulin M

Gamgertamig: a BCMAxCD3 Bispecific Antibody Optimized for B Cell and Plasma Cell Depletion with Low CRS Risk Source: Ouro Medicines, data on file CRS: cytokine release syndrome, d: days, IL6: interleukin 6

Robust Body of Clinical Studies Across Indications

Study	Site(s)	Indication	Sponsor
AIHA IST (completed)	Tianjin, China	AIHA	IST
ITP IST (completed)	Tianjin, China	ITP	IST
PV/PF IST (completed)	Shandong, China	PV/PF	IST
Keymed AIC Ph1/2	China	AIHA, ITP, CAD	Keymed
Ouro AIC Ph1b	Australia, US	AIHA, ITP, CAD	Ouro
Ouro SAI Ph1b	Australia, New Zealand, Czech Republic	SjD and IIM	Ouro

Expect steady flow of clinical data release throughout 2026

Note: autoimmune indications only. Keymed programs ongoing in multiple myeloma (N=400+) and light chain amyloidosis (N=60).
IST = Investigator-sponsored trial. AIC = Autoimmune cytopenia. SAI = Seropositive autoimmune disease. AIHA = Autoimmune hemolytic anemia. ITP = Immune thrombocytopenia purpura. CAD = Cold agglutinin disease. PV = Pemphigus vulgaris. PF = Pemphigus foliaceus. SjD = Sjögren's disease. IIM = Idiopathic inflammatory myopathies.

Galápagos

AIHA: Deep B Cell and Plasma Cell Depletion, Rapid Onset, Durable Complete Remissions

The NEW ENGLAND JOURNAL of MEDICINE

Gamgertamig AIHA IIS

Treatment schedule



Dosing
Follow-up
Week
0
2
4
8
52+
OM336

Demographics

- Patients were highly R/R to several lines of therapies (e.g., GCs, CYC, CNI, RTX)
- ***Both patients had failed CD19 CAR-T***

Study details

- 5 injections delivered over 8w, higher dose (compared with doses currently being evaluated)
- *PE for pivotal trial is 6-month hemoglobin improvement of at least 2 g/dL*

Pharmacodynamic effects

Peripheral CD19+ B Cells



CD19+ B Cells (no./µl)
400
300
200
100
0
Patient 2
Patient 1
Base-
line
2
4
8
3
6
Week
Month

Bone Marrow CD138+ plasma cells



Baseline
Week 12
0.86%
0.00881%
CD38
CD138

Clinical efficacy data

Increase in hemoglobin



Hemoglobin
(g/dl)
18
12
6
0
Patient 1
Patient 2
Δ ~+6 g/dL
Off-therapy
Base-
line
1
2
3
4
6
8
3
4
5
6
Week
Month

Reduction in reticulocytes



Reticulocyte
(%)
35
28
21
14
7
0
Off-therapy
Patient 1
Patient 2
Base-
line
1
2
3
4
6
8
3
4
5
6
Week
Month

Galápagos

Source: Zhang, Lele, et al. "BCMA-Targeted T-Cell Engager for Autoimmune Hemolytic Anemia after CD19 CAR T-Cell Therapy." New England Journal of Medicine 392.22 (2025): 2282-2284.

AIHA: autoimmune hemolytic anemia, CYC: cyclosporin, CNI: calcineurin inhibitors, CRS: cytokine release syndrome, GC: glucocorticoids, ICANS, immune effector cell-associated neurotoxicity syndrome, ISS: investigator sponsored studies, PE: primary endpoint, RTX: rituximab

ITP: Durable Complete Remission, Minimal CRS with Current Dosing Schedules (Ouro-Sponsored Study)l Gamgertamig AIC – Ouro sponsored Pharmacodynamics Clinical efficacy Treatment Schedule Peripheral B cells (n = 3) Platelet counts (n = 3) Dosing Follow-up 400 500 Week 0 1 2 3 52 OM336 400 Gamgertamig 300 Dose expansion DL4 (n = 3) DL4 (n ~0-5) 300 Dose expansion 200 ~20x fold DL3 (n = 3) Normal range DL3 (n ~0-5) dose range 200 9 Dose expansion CR ≥100 x10 DL2 (n = 3) 100 DL2 (n ~0-5) 9 100 PR ≥50 x10 Dose expansion LLOQ Illustrative competitive benchmark DL1 (n = 3) DL1 (n = 5) 0 0 0 50 100 150 Completed Enrolling Pending 0 50 100 150 Day Day Population: AIHA (wAIHA/CAD), ITP, and APS Gamgertamig dose x4 Days 1-22 Sample size: N = 12-32 total patients (includes expansion arms) Key I/E criteria: Failed 2L tx, Hb ≤10 g/dL (AIHA), platelet <30,000/μL (ITP) Rapid and deep depletion of peripheral Rapid normalization of platelet levels in first PE for pivotal trial is platelet response cohort of patients, without CRS or ICANS CD19+ B cells 9 (>50x10 /L) at 6-months AIC: autoimmune cytopenia, (w)AIHA: warm autoimmune hemolytic anemia, APS: Antiphospholipid Syndrome, CAD: cold Agglutinin Disease, CRS: cytokine release syndrome, DL: dose level, GC: glucocorticoids, ICANS, immune effector cell-associated neurotoxicity syndrome, ITP: immune thrombocytopenia purpura, PE: primary endpoint, RTX: rituximab B cells (cells/uL) 9 Platelet count (x10 /L)

Gamgertamig has Potential to Address at Least 20 Diseases Driven by Pathogenic B Cells and/or Plasma Cells

Potential to achieve PoC across multiple indications with modest investment

Autoimmune diseases driven by pathogenic B and plasma cells

Heme	Rheum	Derm	Neuro	Renal
AIHA	SjD	BP	MG	IgAN
ITP	IIM	PV	CIDP	PMN
APS	RA	DM	NMOSD	AMR
FNAIT	SLE	CLE	MS	DSAs

Initial focus

Clinical data with BCMA TCE/CAR-T

Ongoing Phase 1b basket study

Non-exhaustive

AIHA: Autoimmune Hemolytic Anemia, AMR: Antibody Mediated Rejection, APS: Antiphospholipid syndrome, BP: Bullous Pemphigoid, CIDP: Chronic Inflammatory Demyelinating Polyneuropathy, CLE: Cutaneous lupus erythematosus, DM: dermatomyositis, DSAs: Donor Specific Antibodies in Transplant Desensitization, FNAIT: Fetal and Neonatal Alloimmune Thrombocytopenia, IIM: Idiopathic Inflammatory Myopathy, IgAN: IgA Nephropathy, ITP: Immune Thrombocytopenia, MG: Myasthenia Gravis, MS: Multiple Sclerosis, NMOSD: Neuromyelitis Optica Spectrum Disorder, PMN: Primary Membranous Nephropathy, PV: Pemphigus Vulgaris, RA: Rheumatoid Arthritis, SjD: Sjogren's Disease, SLE: systemic lupus erythematosus

Galápagos

Ouro Royalties Add Optionality to Robust Balance Sheet

Transitioning to Clinical Stage Biotech Company

Ouro Portfolio	• Addition of clinical team adds **drug development capabilities** • Gamgertamig is a highly differentiated asset with meaningful near-term value-creating catalysts and **potential for attractive future milestones and royalty stream**
Cash Balance & Interest Income	• **Majority of cash remaining** post Ouro transaction and anticipated development costs • Cash balance generates meaningful investment income
Jyseleca® Income Stream	• Expect to receive approximately **€15 - €20M** combined annually from Gilead and Alfasigma (€18M in 2025) into the 2030s with potential upside
Expected Tax Credit Receivables	• Approximately **€20-35M** of expected cash refunds per year over the next three years, with additional opportunities for credits beyond three years
Legacy Investments	• Book value of investments/loan **~€68M** • Investments in Third Arc, Frontier, Onco3R, and other private and non-listed companies
Real Estate	• **State-of-the art office/lab building completed in 2022 Leiden, NL – Finch** • Investment to buildout in excess of **€70M**

Galápagos

Agreement Releases Cash for Future Strategic Deployment A meaningful step forward in our strategic flexibility $500M cash is exempted from the July 2019 10-year agreement with Gilead • $500M is separate from funds to be used for Ouro 1 $500M collaboration with Gilead • Fully available for use in future partnerships or transactions that are independent of Gilead, expanding our range of potential targets $150M • Up to $150M of the $500M can be used to fund return 2 of capital to shareholders 1. Funds to be used for Ouro collaboration include Galapagos’ share of upfront acquisition cost, contingent milestone payments to Ouro shareholders, and development costs of Ouro pipeline 2. Return of capital not committed at this time, subject to restrictions including shareholder approval and availability of distributable reserves

Agreement Meets Our Strategic Objectives Focus on Immunology & Oncology therapeutic areas Seek clinically meaningfully de-risked opportunities Leverage Gilead capabilities to create outsized value Find long-term, value-accretive strategic transactions Bring growth-enabling capabilities into Galapagos Opens door to future strategic transactions independent of Gilead Unlock opportunity for potential return of capital to shareholders Conserve majority of our capital for future opportunities | 18

Thank you Q&A